Exhibit 99.3

Return on Equity and Assets Ratios

	Q2 2024	Q1 2024	6 months ended April 30, 2024	For the Year-Ended October 2023(1)
Return on Assets	0.77%	0.68%	0.72%	0.73%
Return on Equity	14.5%	13.1%	13.8%	14.3%
Dividend Payout Ratio	50%	55%	53%	52%

(1)	Amounts have been restated from those previously presented as part of the adoption of IFRS 17, effective November 1, 2023.